                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                               TBK Partners, L.P.



                    Under the Securities Exchange Act of 1934

                              RDO EQUIPMENT COMPANY
                                (Name of Issuer)


                Class A - Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                    749413100
                                 (CUSIP Number)


                                 John D. Spears
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                NOVEMBER 9, 1999
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  749413100
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                             TBC has sole voting power with respect to 587,095 shares held in certain TBC accounts (as hereinafter defined). Additionally, certain of the members of TBC may be deemed to have sole power to vote certain shares as more fully set forth herein.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                             0 shares, except that certain of the members of TBC
                             may be deemed to have sole power to dispose of
                             certain shares as more fully set forth herein.
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                             596,240 shares held in accounts of TBC (as
                             hereinafter defined)
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     596,240 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [x]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      10.40%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      BD, IA & 00
--------------------------------------------------------------------------------

CUSIP No.  749413100
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     WC and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                             100,000 except that the general partners in TBK, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each
Reporting Person             0 shares
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                             100,000 shares, except that certain of the general
                             partners in TBK, solely by reason of their
                             positions as such, may be deemed to have power to
                             vote these shares.
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                             0 shares
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     100,000 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [x]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      1.75%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      PN
--------------------------------------------------------------------------------

PRELIMINARY NOTE

     The persons filing this Amendment No. 3 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company and (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership. This Amendment No. 3 amends a Statement on Schedule 13D filed by TBC and TBK dated July 21, 1998 ( the "Statement"). The filing of this Amendment No. 3 should not be deemed an admission that TBC and TBK comprise a group within the meaning of Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act")

     This Amendment No. 3 relates to the Class A - Common Stock, $.01 par value (the "Common Stock"), of RDO Equipment Company (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 3, is a company organized under the laws of Delaware, with its principal executive offices at 2829 South University Drive, Fargo, North Dakota 58103.

     This Amendment No. 3 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     Other than as set forth below, to the best knowledge of TBC and TBK, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 3.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 596,240 shares of Common Stock, which constitutes approximately 10.40% of the 5,731,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     Also included in the TBC shares are 250 shares of Common Stock held in a TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a member of TBC and a general partner of TBK.

     As of the date hereof, TBK beneficially owns directly 100,000 shares of Common Stock, which constitutes approximately 1.75% of the 5,731,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

     Each of TBC and TBK disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and TBK could be deemed to be the beneficial owner as of the date hereof, is 696,240 shares, which constitutes approximately 12.15% of the 5,731,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a member of TBC and a general partner of TBK , respectively, is 696,240 shares, which constitutes approximately 12.15% of the 5,731,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 100,000 shares of Common Stock which constitutes approximately 1.75% of the 5,731,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

     Each of TBC and TBK disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and TBK , no person who may be deemed to comprise a group with any of TBC and TBK, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 596,240 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 587,095 shares of Common Stock held in certain TBC Accounts.

     Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 587,095 shares of Common Stock held in certain TBC Accounts.

     TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

     (c) No transactions in Common Stock were effected by TBK during the sixty-day period ended as of the date hereof. Transactions in Common Stock effected by TBC during the sixty-day period ended as of the date hereof are set forth below:

REPORTING                           NO. OF SHARES         NO. OF SHARES                 PRICE
PERSON             DATE              PURCHASED                 SOLD                   PER SHARE
---------          ----             -------------         -------------               ---------

TBC Accounts
                  09/27/99                                    2,125                    $ 7.4972
                  09/29/99                                      400                    $ 7 1/8
                  09/30/99                                      525                    $ 6 5/8
                  10/04/99                                    1,990                    $ 6.7842
                  10/06/99                                    1,215                    $ 6 5/8
                  10/07/99                                      655                    $ 6 1/2
                  10/19/99                                      100                    $ 6 3/8
                  10/22/99                                      100                    $ 6 3/8
                  10/26/99                                    1,400                    $ 6.3895
                  10/29/99                                    1,000                    $ 6 3/4
                  11/01/99                                    4,535                    $ 6.3333
                  11/02/99                                    9,000                    $ 6
                  11/08/99                                    1,455                    $ 6 1/6
                  11/09/99                                    8,000                    $ 6 1/8


     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

     (e)  Not applicable.

                                    SIGNATURE

     Each of Tweedy, Browne Company LLC and TBK Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 3 is true, complete and correct.

                                         TWEEDY, BROWNE COMPANY LLC


                                         By /s/ Christopher H. Browne
                                           -------------------------------------
                                         Christopher H. Browne
                                         Member

                                         TBK PARTNERS, L.P.

                                         By /s/ Christopher H. Browne
                                           -------------------------------------
                                         Christopher H. Browne
                                         General Partner



Dated: November 15, 1999